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06018397


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82-34866

**SOLBEC**
**PHARMACEUTICALS LTD**

SUPPL

## RESIGNATION OF DIRECTOR


**Summary:**

- Mr. Stephen Carter resigns as a Director of Solbec Pharmaceuticals Limited.


**Perth, Australia. 26 October 2006**: Solbec Pharmaceuticals Limited (ASX: SBP) advises that Stephen Carter has resigned as a Director.

Mr Carter was a former Managing Director of the Group over many years and made a substantial contribution to the Company and the development of its lead compound Coramsine®.

The Company is pleased to retain the services of Mr Carter as a Consultant which is particularly important at this time as the Company enters into its Phase IIB clinical trials in renal cell carcinoma and malignant melanoma.

The Chairman of Solbec Mr Kiernan said "Steve has made a substantial contribution to Solbec and worked tirelessly to move forward the development of Coramsine®. We thank him for his efforts and wish him the best in his other endeavours. We are pleased to retain his services as a Consultant".

-END-

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

**Further information:**


**Tony Kiernan**
Chairman
Tel: (08) 9323 0999
Mob: 0418 912 843
Email: tony.kiernan@solbec.com.au


**Background Information**

**About Solbec**

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au